Randall J. Erickson Senior Vice President, General Counsel and Corporate Secretary	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7809 mibank.com

December 8, 2006

VIA EDGAR

Mr. Paul Cline

Mr. Michael C. Volley

Senior Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

File No. 1-15403

Dear Messrs. Cline and Volley:

The purpose of this letter is to respond to your request for Marshall & Ilsley Corporation (the “Corporation”) to provide an analysis of the materiality to the Corporation’s annual and quarterly periods ending December 31, 2003 of the Corporation’s misstatement relating to hedge accounting discussed in the Corporation’s correspondence to you dated October 31, 2006.

The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our materiality analyses for the annual and quarterly periods ending December 31, 2003 are set forth below.

Addendum to Correspondence dated October 31, 2006

Guidance for Evaluating Materiality

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Staff Accounting Bulletin No. 99 (SAB 99)

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Statement of Financial Concepts No. 2, Qualitative Characteristics of Accounting Information.  Paragraph 132 states, “The omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

•

Accounting Principles Board Opinion 28, Interim Financial Reporting.  Paragraph 29 states, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

•

Staff Accounting Bulletin No. 108 (SAB 108)

Key Financial Measures and Periods Evaluated

The Corporation considered the impact of the misstatement on a number of its key financial measures.  The Corporation believes that the key financial measures used by its shareholders and analysts are: income before the provision for income taxes, net income, diluted earnings per share, net interest margin, growth in fee-based income, changes in operating expenses, loan and deposit growth and the ratio of tangible equity to tangible assets.

In its analysis of materiality and trends, the Corporation compared the after-tax impact of the misstatement to net income and diluted earnings per share.  The income tax effect of the misstatement would not significantly change the effective tax rate for the periods evaluated, thus the impact of income taxes would not result in different conclusions.

The following describes the manner and periods for which the misstatement was evaluated:

1.

For the year ended December 31, 2003, the Corporation evaluated the impact of the misstatement on various key financial measures.

2.

For the year ended December 31, 2003 the misstatement was evaluated by comparing net income and diluted earnings per share as reported to the amounts had hedge accounting not been applied.

3.

For each of the quarters in 2003, the misstatement was evaluated by comparing net income and diluted earnings per share as reported to the amounts had hedge accounting not been applied.

Quantitative Review of Materiality

The Corporation has evaluated the quantitative materiality of the misstatement as presented and as discussed below.

Guidance used in Quantitative Analysis

SAB 99 discusses the use of a percentage as a numerical threshold when determining materiality.  It states, “The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that - without considering all relevant circumstances - a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material.  The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality.”

APB Opinion 28, paragraph 29 provides guidance on evaluating the materiality of errors in interim periods and states, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

Quantitative Analysis – Key Financial Ratios

The impact of the misstatement compared to the originally reported key financial measures for the year ended December 31, 2003 and respective quarters of 2003 is presented below ($ in millions, except per share data):

	Year	Three Months Ended
	Ended December 31	December 31	September 30	June 30	March 31
Net income
As originally reported	$522.4	$132.2	$136.2	$130.1	$123.9
Impact of error correction	(4.0)	(11.0)	(0.2)	8.5	(1.3)
As corrected	$518.4	$121.2	$136.0	$138.6	$122.6
Impact of error as a percent of annual net income	(0.77%)	(2.11%)	(0.04%)	1.63%	(0.25%)

Impact of error as a percent of net income	(0.77%)	(8.32%)	(0.15%)	6.53%	(1.05%)

Diluted earnings per share (EPS)
As originally reported	$2.28	$0.58	$0.59	$0.57	$0.54
Impact of error correction	(0.02)	(0.05)	0.00	0.03	0.00
As corrected	$2.26	$0.53	$0.59	$0.60	$0.54
Impact of error as a percent of annual diluted EPS	(0.88%)	(2.19%)	0.00%	1.32%	0.00%

Impact of error as a percent of diluted EPS	(0.88%)	(8.62%)	0.00%	5.26%	0.00%

Net interest margin
As reported	3.76%	3.74%	3.64%	3.77%	3.90%
Corrected	3.70%	3.63%	3.57%	3.72%	3.88%

Tangible equity / Tangible assets
As reported	6.96%	6.96%	7.18%	6.81%	6.62%
Corrected	6.94%	6.94%	7.17%	6.82%	6.62%

Average loan growth
As reported	$3,365	$1,376	$3,655	$4,006	$4,449
Corrected	$3,359	$1,372	$3,644	$3,998	$4,449

Average deposit growth
As reported	$3,343	$1,860	$3,869	$3,547	$4,115
Corrected	$3,346	$1,868	$3,874	$3,545	$4,114

The misstatement had no impact on growth in fee-based income, changes in operating expenses or credit quality for the periods indicated.

The Corporation believes the impact of the misstatement on net interest margin, tangible equity to tangible assets and average loan and deposit growth is quantitatively immaterial.  The nature of the misstatement is non-cash and will not impact the consolidated cash flow statement.  The materiality analysis on net income and diluted earnings per share is further discussed below.

Quantitative Analysis – Net Income and Diluted Earnings Per Share (EPS)

Annual Period:

Does the impact of the misstatement exceed 5% of net income or diluted EPS?

No.  The Corporation believes the impact of the misstatement for the twelve months ended December 31, 2003 is quantitatively immaterial.

Does the misstatement impact a trend in net income or diluted EPS?

No.  The Corporation does not believe that the impact of the misstatement changed trends in reported results.  Net income and diluted EPS all improved for the twelve months ended December 31, 2004 compared to the twelve months ended December 31, 2003 for both the reported and corrected amounts.

Quarterly Periods:

Does the misstatement exceed 5% of expected or reported annual net income or diluted EPS?

For all quarters assessed, the impact of the misstatement did not exceed the threshold defined above based on reported annual net income and diluted EPS.

Does the misstatement impact a trend in net income or diluted EPS?

The Corporation believes that fluctuations in valuations from quarter to quarter under mark-to-market accounting would be expected, thus fluctuations in annual periods would be more relevant in evaluating the impact on earnings trends.  Nonetheless, specific quarters the Corporation considered are as follows:

•

Second and Fourth Quarters 2003: The impact of the misstatement would have changed a reported increase from the first quarter in diluted EPS of $0.03 per share to an increase of $0.06 per share.  However, the impact of this trend would have reversed in the fourth quarter of 2003 where the decrease in reported diluted EPS was $0.01 per share and the decrease in the corrected amounts was $0.06 per share compared to the third quarter of 2003.  Considering both the amount and the reversal of this item in the fourth quarter, the Corporation does not believe the impact is quantitatively material.

The impact of the misstatement did not change trends by more than the Corporation’s defined annual threshold (approximately 5% of annual net income and related diluted EPS) in any quarterly period in 2003.  The changes in trends between the quarters were substantially offset by changes in other quarters in the same year, which is evidenced by the fact that the annual trends did not materially change.  Finally, in considering a long-term hedging program combined with SFAS 133 mark-to-market accounting for an asset/liability that is subject to significant fluctuations, the Corporation does not believe that a change from increasing earnings to decreasing earnings (or vice versa) from one individual quarter to another necessarily represents a “trend.”  If the interest rate swaps in question would have been marked to market through the income statement, the Corporation believes that analysts and other users of its financial information would have excluded the potential impact from their estimates in an individual quarter or factored the expected changes into their analysis of the Corporation’s earnings for those periods.

Qualitative Review of Materiality

As part of the analysis of materiality for the misstatement in accordance with SAB 99, the Corporation assessed the qualitative aspects of materiality of the misstatement, which is summarized as follows:

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Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.  The Corporation does not believe that the measurement of the fair values of the derivatives caused the misstatement.

•

Whether the misstatement masks a change in earnings or other trends.  The Corporation does not believe the misstatement masked a change in earnings trends for the following reasons:

The interest rate swaps were designed to hedge the change in fair values or cash flows of the underlying assets or liabilities and have performed effectively as economic hedges.  Applying fair value accounting (versus hedge accounting) to the swaps would have been expected to result in greater earnings volatility from period to period, in particular on a linked-quarter basis.  Also, line item presentation of the derivative gains (losses) on swaps within the income statement, included as a component of non-interest income, would have provided clear visibility of the financial impact and facilitated the evaluation of its inclusion in the reported results.  The Corporation believes these non-cash changes in earnings based on market volatility would not have been reflective of the core performance trends of the Corporation and that analysts’ evaluations would have focused on financial results excluding the derivative gains (losses) on swaps, consistent with the originally reported earnings and trends.

The Corporation believes that the other core performance trends that are used by analysts and investors to evaluate the Corporation’s performance include net interest margin, credit quality, growth in fee-based income, capital adequacy, changes in operating expenses and loan and deposit growth.  The misstatement has a minimal impact on net interest margin, capital adequacy and loan and deposit growth and no impact on the other measures.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.  The Corporation does not believe that the misstatement hides a failure by the Corporation to meet analysts’ consensus estimates.  At their inception, the interest rate swaps were intended to qualify for hedge accounting and the Corporation’s earnings guidance was premised upon this intended accounting treatment.  Furthermore, consistent with standard practice in the banking industry, analysts’ estimates for the Corporation have been primarily based on core operating earnings, excluding significant transactions not reflective of current operations.  If the interest rate swaps in question would have been marked to market through the income statement, the Corporation believes analysts would have either excluded the potential impact from their estimates or factored the expected changes into their analysis of the Corporation’s earnings for those periods.

•

Whether the misstatement changes a loss into income or vice versa.  The misstatement was not large enough for any period presented to change the Corporation’s net income to a net loss.

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Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.  The Corporation believes that its Banking and Data Processing segments are viewed as having a significant role in the Corporation’s operations and profitability.  The impact of the misstatement on the Corporation’s Banking segment’s net income for the year ended December 31, 2003 and the respective quarters of 2003 was as follows ($ in millions):

	Year	Three Months Ended
	Ended December 31	December 31	September 30	June 30	March 31
Segment net income
As originally reported	$455.4	$119.6	$109.4	$111.7	$114.7
Impact of error correction	(0.6)	(10.2)	2.3	8.6	(1.3)
As corrected	$454.8	$109.4	$111.7	$120.3	$113.4
Impact of error as a percent of annual segment net income	(0.13%)	(2.24%)	0.51%	1.89%	(0.29%)

Impact of error as a percent of segment net income	(0.13%)	(8.53%)	2.10%	7.70%	(1.13%)

The Corporation believes that the impact of the misstatement on the Banking segment is not quantitatively material.  Furthermore, there was no impact on the Data Processing segment.  The only other reporting unit affected by the misstatement is corporate overhead, the net funding cost of the parent company.  The Corporation does not believe corporate overhead is significant to its operations or profitability.

•

Whether the misstatement affects the registrant’s compliance with regulatory requirements.  The misstatement did not affect the Corporation’s compliance with regulatory requirements as the Corporation regulatory capital ratios exceed the capital requirements as set forth by its primary federal and state regulatory agencies.

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Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.  Consistent with our response of October 31, 2006, the Corporation believes the misstatement would have no effect on management’s compensation.

•

Whether the misstatement involves the concealment of an unlawful transaction.  The misstatement does not involve any unlawful transactions and does not involve an intentional misapplication of GAAP.

Conclusion

The Corporation has historically only used the rollover approach to quantify misstatements.  Based on that approach and the above qualitative and quantitative analysis, the Corporation has concluded that the misstatement is not material to the Corporation’s previously reported consolidated financial statements and the magnitude of the item is such that the judgment of a reasonable person relying upon such consolidated financial statements would not have changed or would not have been influenced by the inclusion or correction of the item.

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (414) 765-7809.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson

Senior Vice President,

General Counsel and

Secretary